AUSTIN GOLD CORP.

1021 West Hastings Street, 9th Floor
Vancouver, British Columbia V6E 0C3

June 29, 2023

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Austin Gold Corp. – Request for Acceleration

Registration Statement on Form F-3

Filed on June 14, 2023

File No. 333-272626

Ladies and Gentlemen:

On behalf of Austin Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (No. 333-272626) to permit said Registration Statement to become effective at 5:00 p.m. Eastern time on July 3, 2023, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Austin Gold Corp.

/s/ Dennis Higgs
Dennis Higgs
President